STATEMENT OF INVESTMENTS
Dreyfus Tax Managed Balanced Fund - Equity
November 30, 2007 (Unaudited)

Common Stocks--43.0%	Shares	Value ($)
Consumer Discretionary--3.5%		
Home Depot	280	7,997
McDonald's	380	22,219
McGraw-Hill Cos.	870	42,700
News, Cl. A	1,350	28,444
Target	380	22,823
		124,183
Consumer Staples--11.8%		
Altria Group	1,140	88,418
Coca-Cola	1,060	65,826
Estee Lauder Cos., Cl. A	170	7,630
Kraft Foods, Cl. A	259	8,948
Nestle, ADR	480	57,590
PepsiCo	670	51,710
Procter & Gamble	870	64,380
SYSCO	480	15,605
Wal-Mart Stores	380	18,202
Walgreen	870	31,833
Whole Foods Market	280 a	12,043
		422,185
Energy--8.9%		
Chevron	670	58,806
ConocoPhillips	670	53,627
Exxon Mobil	1,250	111,450
Halliburton	480	17,573
Occidental Petroleum	280	19,536
Total, ADR	480 a	38,842
Transocean	133 b	18,249
		318,083
Financial--7.1%		
American Express	380	22,412
Ameriprise Financial	280	16,433
Bank of America	770	35,520
Citigroup	1,150	38,295
HSBC Holdings, ADR	480	41,040
JPMorgan Chase & Co.	770	35,127
Merrill Lynch & Co.	480	28,771
Prudential Financial	190	17,887
SunTrust Banks	240	16,826
		252,311
Health Care--2.7%		
Abbott Laboratories	480	27,605
Eli Lilly & Co.	180	9,531
Johnson & Johnson	580	39,289
Medtronic	200	10,170
Thermo Fisher Scientific	150 b	8,646
		95,241
Industrial--4.1%		
Caterpillar	380	27,322
Emerson Electric	570	32,501
General Electric	1,530	58,584
United Technologies	380	28,413
		146,820

Information Technology--4.0%

Automatic Data Processing			480	21,629
Cisco Systems			480 b	13,450
Intel			2,120	55,290
Microchip Technology			190	5,470
Microsoft			670	22,512
QUALCOMM			190	7,748
Texas Instruments			480	15,154
				141,253

Materials--.9%

Praxair			380	**32,444**

Total Common Stocks
  (cost $1,313,039)   **1,532,520**

Long-Term Municipal Investments--53.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--5.6%				
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/45	100,000	97,439
Sweetwater Union High School District Public Financing Authority, Special Tax Revenue (Insured; FSA)	5.00	9/1/27	100,000	103,202
Georgia--2.9%				
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.00	11/1/43	100,000	102,612
Hawaii--2.9%				
Kauai County, GO (Insured; FGIC)	5.00	8/1/29	100,000	104,360
Kansas--6.0%				
Butler County Unified School District Number 490, GO Improvement (Insured; FSA)	5.00	9/1/29	100,000	110,138
Kansas Development Finance Authority, Revenue (Kansas Department of Administration-Comprehensive Transportation Program) (Insured; FGIC)	5.00	11/1/25	100,000	104,722
Kentucky--3.0%				
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	100,000	105,904
Michigan--2.9%				
Michigan Hospital Finance Authority, HR (Sparrow Obligated Group) (Insured; MBIA)	5.00	11/15/36	100,000	101,521
Minnesota--2.8%				
Chaska, Electric Revenue	5.00	10/1/30	100,000	101,124
Nebraska--2.9%				
Lincoln, Electric System Revenue	5.00	9/1/29	100,000	104,065

Nevada--2.9%				
Clark County, Airport System Revenue (Insured; AMBAC)	5.00	7/1/40	100,000	102,180
New Jersey--2.8%				
New Jersey Health Care Facilities Financing Authority, Revenue (Hunterdon Medical Center Issue)	5.13	7/1/35	100,000	100,582
New York--5.5%				
New York State Dormitory Authority, Mental Health Services Facilities Improvement Revenue (Insured; AMBAC)	5.00	2/15/30	100,000	103,011
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	100,000	94,602
North Carolina--3.1%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue	5.00	1/15/45	100,000	109,152
South Carolina--2.9%				
South Carolina Transportation Infrastructure Bank, Revenue (Insured; AMBAC)	5.00	10/1/33	100,000	103,414
Texas--5.8%				
North Harris County Regional Water Authority, Senior Lien Revenue (Insured; MBIA)	5.00	12/15/32	100,000	103,506
Trinity River Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	8/1/29	100,000	104,095
U.S. Related--1.7%				
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	250,000	59,835
Total Long-Term Municipal Investments (cost $1,901,609)				**1,915,464**

Short-Term Municipal Investments--2.8%

Alabama;				
West Jefferson Industrial Development Board, PCR (Alabama Power Company Project) (cost $100,000)	3.55	12/1/07	100,000 [c]	**100,000**

Investment of Cash Collateral for Securities Loaned--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $46,512)	46,512 [d]	**46,512**

Total Investments (cost $3,361,160)	**100.8%**	**3,594,496**
Liabilities, Less Cash and Receivables	**(.8%)**	**(26,837)**
Net Assets	**100.0%**	**3,567,659**

a All or a portion of these securities are on loan. At November 30, 2007, the total market value of the fund's securities on
   loan is $45,796 and the total market value of the collateral held by the fund is $46,512.
b Non-income producing security.
c Securities payable on demand. Variable interest rate--subject to periodic change.
d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance